Exhibit 99.1

AmpliPhi Biosciences / C3J Therapeutics

Conference Call to Discuss Proposed Merger - Script

January 14, 2019, 4:30 p.m. ET

Speaker Dial-In Phone Number: 1-866-250-8117

Conference ID: 10127534

Introduction: Robert Uhl, Westwicke Partners

Thank you, operator. Good morning everyone and thank you for joining us on today’s call to discuss the proposed merger of AmpliPhi Biosciences with C3J Therapeutics, as announced in a news release on January 4, 2019.

To share more information concerning the proposed transaction, with me today are Dr. Paul Grint, Chief Executive Officer of AmpliPhi Biosciences, Steve Martin, Chief Financial Officer of AmpliPhi Biosciences, Todd Patrick, President and Chief Executive Officer of C3J Therapeutics and Dr. Brian Varnum, Chief Development Officer of C3J Therapeutics.

Before we begin, I’d like to remind everyone that today’s call will include remarks about future expectations, plans and prospects for AmpliPhi Biosciences and C3J Therapeutics, which constitute forward-looking statements for the purpose of the Safe Harbor provisions under applicable federal securities laws.

These forward-looking statements include, without limitation, statements regarding the completion of the merger and related transactions, the combined company’s expected cash position, AmpliPhi’s and C3J’s expectations with respect to future performance, the nature, strategy and focus of the combined company, the merger delivering significant value to AmpliPhi shareholders, and the potential development timeline of the combined company’s product candidates.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expected, including the risk that the closing conditions of the transactions are not satisfied and uncertainties as to the timing of the consummation of the transactions, and risks related to the combined company’s development and commercialization of its product candidates.

You are advised to read AmpliPhi Bioscience’s filings with the SEC regarding the transaction, including a proxy statement to be used in connection with solicitation of proxies for the special meeting of AmpliPhi Bioscience shareholders to approve the merger transaction, when available, because these documents will contain important information about the merger and related transactions and the participants’ interests in the transactions. When available, these documents can be obtained without charge at the SEC’s website, www.sec.gov.

Important Information for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between AmpliPhi Biosciences Corporation and C3J Therapeutics, Inc. In connection with the proposed transaction between AmpliPhi and C3J, AmpliPhi will file a proxy statement with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for the proxy statement or any other documents that AmpliPhi may file with the SEC or send to AmpliPhi shareholders in connection with the proposed transaction. Before making any voting decision, investors and securityholders are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

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You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once filed, the proxy statement will be available free of charge on AmpliPhi’s website at www.ampliphibio.com or by contacting AmpliPhi’s Investor Relations by email at investor.ampliphibio.com or by phone at 858-829-0829 or by mail at Investor Relations, AmpliPhi Biosciences Corporation, 3579 Valley Centre Drive, Suite 100, San Diego, CA 92130.

Participants in Solicitation

AmpliPhi, C3J and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of AmpliPhi’s common stock in connection with the proposed transaction. Information about AmpliPhi’s directors and executive officers is set forth in AmpliPhi’s Definitive Proxy Statement for its 2018 Annual meeting, which was filed with the SEC on November 9, 2018. Other information regarding the interests of such individuals, as well as information regarding C3J’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Following the prepared remarks, we will open the call for Q&A. I will now turn it over to Paul Grint, CEO of AmpliPhi Biosciences.

Paul Grint:

Thank you, Robert.

Good afternoon, everyone and thank you for joining our call today.

I am very excited to announce that, following an extensive and thorough review of strategic alternatives, AmpliPhi Biosciences and C3J Therapeutics have agreed to merge, which is expected to create a leader in the development of targeted bacteriophage therapeutics.

As you may recall, in December of 2017, AmpliPhi began a process to review strategic alternatives for the company. That review continued throughout 2018 and has now concluded with the announcement of our merger agreement with C3J Therapeutics.

We are confident that this proposed merger provides the best path forward for both companies, and that it will deliver significant value to AmpliPhi shareholders.

C3J Therapeutics is a Los Angeles-based biotechnology company focused on the discovery and development of novel targeted antimicrobials – namely synthetic bacteriophage and antimicrobial peptides. Importantly, C3J has a partnered synthetic bacteriophage program with a U.S.-based global pharmaceutical company.

The proposed merger will establish a better-capitalized company with greater resources to develop and commercialize targeted bacteriophage therapeutics, which will continue to be publicly listed. This is especially important now, a time when key regulatory bodies, including the U.S. Food and Drug Administration and the World Health Organization recognize the imminent threat posed by increased antimicrobial resistance.

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The combined company will be led by Todd Patrick as Chief Executive Officer, Dr. Brian Varnum as President and Chief Development Officer and Steve Martin as Chief Financial Officer. Post-merger, I will be acting in a clinical consulting role for the new company.

With that, I will now hand the call over to Todd Patrick who will share an overview of the transaction and his plans for our combined companies.

Todd Patrick:

Thanks, Paul, and thank you to everyone who has joined us this afternoon.

I am very excited to share details about the combined company that we are creating, but first, I would like to thank Paul for his leadership of AmpliPhi Biosciences in recent years and his drive in helping consummate the merger of our two companies. In addition, we are fortunate that he has agreed to act as a clinical consultant for the newly combined company.

Following completion of the merger and concurrent capital raise, our combined company will have a sound financial footing as well as a diverse clinical-stage pipeline, including a Phase 1/2-ready natural phage candidate targeting bacteremia, a synthetic phage candidate targeting respiratory infections poised to enter Phase 1 clinical trials in 2019, and an existing partnership with a U.S.-based global pharmaceutical company for an undisclosed large market indication.

In addition, the company will have an extensive natural phage library and the capability to develop synthetic phage against a wide range of microbial agents. Furthermore, the combined company will have two Phage-specific GMP manufacturing sites, with the C3J GMP facility in Los Angeles and AmpliPhi’s phage-specific GMP drug manufacturing capabilities in Slovenia. We believe this is a key differentiator for the combined company in this exciting field.

The combination of our two companies takes places against the backdrop of the rising and unmet medical need created by antibiotic resistant infections. Our shared philosophy is that phages can provide a solution to this urgent public health threat.

According to the Center for Disease Control and Prevention, there are approximately two million antibiotic-resistant infections in the U.S. each year, resulting in about 23,000 deaths.

Recent evidence as to how phage therapy can help combat this life-threatening and growing threat was provided by AmpliPhi’s expanded access program. Between 2017-2018 more than twenty patients with serious or life-threatening infections, who were not responding to antibiotics, received phage treatment through this program. These treatments were made under emergency INDs. The high success rate observed, and the fact that these treatments were well-tolerated, have demonstrated the promise of phage therapy in a real-world setting.

The FDA has stated a desire to help advance the development of what have to date been regarded as non-traditional antimicrobial products, including bacteriophages, and the feedback we have received shows us that there is a clinical pathway for us to potential approval for our development candidates.

Before I turn the call over to Brian Varnum, who will provide a brief summary of the expected lead development programs of the combined company, I want to highlight a partnership C3J has in place with a U.S.-based multinational pharmaceutical company for an undisclosed large market indication. This development program is currently preclinical, and we believe it provides an important validation of our synthetic phage technology and strategy. C3J is responsible for the pre-clinical development and, under the current agreement, we will hand off clinical candidates to our partner, who then has the responsibility to take them through U.S. and international regulatory approvals and onto commercial launch. We have a variety of pre-clinical, as well as clinical milestone payments along the way, as well as royalties on sales. The partner will assume all clinical, regulatory, production and sales/marketing expenses. C3J is responsible for its own R&D expenses.

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Since C3J is currently a private company, this partnership has remained confidential and for the time being we will not be providing additional information until we work out an acceptable disclosure with our partner. We expect to have more to say on this program in the near future.

In summary, I am delighted to lead our combined company in this incredibly exciting field. Together, I believe we can better progress our development pipeline and attract the attention and support needed to commercialize our technologies and bring much needed treatments to seriously ill patients.

I will now turn the call over to Brian.

Brian Varnum:

Thank you, Todd. First, let me start with a summary of the potential advantages of synthetic phage and why having both approaches – synthetic and natural in one company is very exciting.

Our synthetic Pseudomonas phage program highlights several key attributes of phage engineering that will serve to enhance clinical and commercial prospects of phage therapy. These attributes include expanded host range, which reduces the number of phage in a cocktail and facilitates manufacturing, improved potency which is a fundamental drug property that can translate into improved clinical efficacy, and very importantly, biofilm disruption, which is a critical aspect of serious infections that needs to be addressed.

In terms of the combined company pipeline, let me briefly walk you through our two leading development candidates.

AmpliPhi’s AB-SA01 candidate is a combination of three lytic phages targeting S. aureus bacteremia, a frequently occurring and deadly condition. The CDC estimates that 1.5 million Americans develop bacteremia each year and that around 250,000 deaths occur as a direct result of infection. This is believed to cost the U.S. hospital system some $24 billion each year.

S. aureus is the second most common pathogen associated with bacteremia, causing approximately 150,000 cases and about 30,000 deaths each year.

AB-SA01 has already been used to treat 15 patients with serious infections not responding to antibiotics, with an 85% treatment success at the end of therapy. Thanks to positive feedback from the FDA in 2018, the FDA is supportive of AB-SA01 entering a randomized, controlled Phase 1/2 trial in S. aureus bacteremia, which is expected to begin in 2019.

Our second development indication is for respiratory infections. This program is in the preclinical stage, where C3J has a Pseudomonas aeruginosa synthetic phage candidate as well as an S. aureus synthetic phage program. The synthetic Pseudomonas phage candidate targeting respiratory infections is poised to enter Phase 1 development later in 2019.

With that, I would now like to hand the call over to Steve Martin, Chief Financial Officer of AmpliPhi Biosciences.

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Steve Martin:

Thank you, Brian.

Before we open the call to questions, I’d like to share a few of the details of the proposed transaction.

Under the terms of the merger agreement, on a pro-forma basis and after closing of the merger but prior to the closing of the financing, current C3J security holders will own approximately 70% of the combined company, while current AmpliPhi security holders will own approximately 30% of the combined company. This is on a fully diluted basis, using the treasury stock method, and in each case excluding out of the money options and warrants.

The pre-financing ownership split was determined by the exchange ratio in the merger agreement, which was based on a $28 million valuation for C3J and a $12 million valuation for AmpliPhi. This 36 cents per share valuation for AmpliPhi represents an approximate 70% premium to the volume weighted average trading price of AmpliPhi’s stock for the 30 trading days prior to announcement.

On a pro-forma basis, after giving effect to the contemplated $10 million dollar financing, current C3J securityholders are expected to own approximately 76% of the combined company and current AmpliPhi securityholders are expected to own approximately 24% of the combined company.

At the closing and considering the expected cash balances of each company plus the new $10 million invested, the combined company will have approximately $18 million of cash allowing us to pursue significant operational milestones during 2019 and 2020.

The transaction has been unanimously approved by the boards of directors of both companies, and is expected to close late in the first quarter of 2019, subject to approval by AmpliPhi shareholders.

Prior to closing, AmpliPhi will seek shareholder approval to conduct a reverse split of its outstanding shares in connection with the merger.

The transaction is also subject to customary conditions, including the execution of stock purchase agreements by the existing C3J shareholders who have committed to invest an additional $10 million dollars into the combined company.

The investment is expected to close immediately following approval by the AmpliPhi shareholders and the closing of the merger.

With that, I will hand the call back to Paul

Paul Grint:

Thanks again for participating in our call today.

We are very excited about the proposed merger of AmpliPhi Biosciences and C3J Therapeutics, as I hope we have conveyed to you today.

If you have any additional questions, please reach out to us.

Have a great evening everyone.

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